

Contact

[redacted]

www.linkedin.com/in/thebillkerr (LinkedIn)
www.opensourceceo.com/subscribe (Blog)

Top Skills

Artificial Intelligence (AI)
Machine Learning
Augmented Reality (AR)

Languages

Spanish (Limited Working)
English (Native or Bilingual)

Certifications

User Experience Design
Notion 101

Bill Kerr

Helping companies hire global talent at Athyna 30k founders, investor and leaders in tech read my newsletter Open Source CEO Investor in interesting & important things

Palo Alto, California, United States

Summary

I’m founder and CEO at Athyna, a global talent platform helping to hire, manage & retain world-class global talent.

I am also a proud Mentor & Investor at Startmate, the epicentre for startup ambition across Australia and New Zealand and a Limited Partner at Blackbird VC. Also, active investor having invested into Humane, Future Super, Atomic8 and more.

One of my other passions is helping founders, investors and leaders outperform the competition at Open Source CEO through writing deep dives, interviews while sharing amazing tools & resources.
I was also the host of a podcast that told interesting stories. Child soldiers, corrupt cops, porn stars, astrophysicists and more.

Outside of work, I like training, hiking, surfing and reading. Also needing to walk the boss twice daily, my sausage dog, Ziggy. Through my 20's and early 30's I have also travelled to 50 odd countries around the world. If you like travel, growing your business or sausage dogs feel free to reach out and say hi.

Experience

Athyna

5 years 10 months

Founder & CEO

February 2019 - Present (5 years 4 months)

Melbourne, Australia

Was made CEO after ~1 year. Since then we've built a phenomenal team with engagement scores averages of 90%+. If you are looking for a great place to work come and join us!

Founder & COO

August 2018 - February 2019 (7 months)
Australia

Got everything started with my original Co-Founder Drew.

Open Source CEO
Founder
March 2023 - Present (1 year 3 months)
Melbourne, Victoria, Australia

Founders, investors & leaders in tech, that read Open Source CEO outperform their competition. Join thousands of weekly readers at Google, Canva, Stripe, TikTok, Sequoia and more.

Sidebar
Founding Member & Evangelist
September 2023 - Present (9 months)

Sidebar is a private, highly vetted leadership program that accelerates your career. We have the people, the process, and the technology to drive your impact and growth.

Apollo.io
Sales Advisory Board
June 2023 - Present (1 year)

Provide strategic advisement to product.

Startmate
Mentor & Investor
December 2021 - Present (2 years 6 months)

Startmate, is the epicentre for startup ambition across Australia and New Zealand .

We accelerate the most ambitious founders, operators and investors through our programs, propelled by a highly-trusted mentor-driven community, and backed by the best angels, venture funds and tech startups in the region.

Over the past decade we have invested in 170+ startups, with a collective portfolio value of $2 billion.

Invested into: S22, W22, S23, W23.
Mentored directly: Minke, One Small Step, Tutero, Dexta, Resonait, Defy-Hi Robotics.

Startups
1 year 3 months

Investor - beehiiv
May 2024 - Present (1 month)

Series B. The newsletter platform built for growth. Built by newsletter people.

Investors: NEA, Sapphire Sport, Lightspeed Venture Partners and more.

Investor - Kiki
August 2023 - Present (10 months)

Seed. On a mission to unchain the world from their rent.

Investors: Blackbird, Sequoia, Guy Horrocks, Tim Doyle, Alex Fala, Craig Piggott and more.

Investor - Humane
August 2023 - Present (10 months)

Series C1 (C extension). On a mission to deliver the next era of personal mobile computing.

Investors: Sam Altman, Salesforce, Top Tier Capital Partners, Point Break Capital Management, Republic Capital, Pegatron Corporation and more.

Investor - Future Super
July 2023 - Present (11 months)

Series C. Mission driven, superannuation-focused, ethical investment business.

Investors: Adam Milgrom, Peter Gold, CVC Emerging Companies Fund and more.

Investor - Atomic8
March 2023 - Present (1 year 3 months)

Pre-Seed, first money in. Empowering busy leaders with actionable insights.

Investors: Alumni Ventures, Mistral, James Beshara, Harry Uffindell, Rajen Ruparell, Andrew D'Souza, Michele Romanow and more.

Blackbird
Limited Partner
June 2022 - Present (2 years)

Blackbird is a venture capital fund based in Australia and New Zealand. We invest in every type of technology from software to space, unified by the biggest of ambitions.

Blackbird invested in some amazing companies like Canva, Safety Culture, Zoox and Culture Amp.

Invested into: 2022 Follow On Fund, 2022 Core Fund.

Nul
2 years 8 months

Director
December 2021 - Present (2 years 6 months)

Climate neutral teams.

Nul helps companies to effortlessly offset the personal footprint of each individual employee.

Nul was acquired by Athyna in December 2021.

Advisor
October 2021 - December 2021 (3 months)
Melbourne, Victoria, Australia

The Bill Kerr
5 years 2 months

Podcast Host | Brolosophy
April 2019 - April 2021 (2 years 1 month)

Through the podcast medium, we have managed to tell interesting and important stories since 2016.

Interesting stories include...

- Wim Hof on Living Fully, Why Cold Is God & A New Route To Happiness
- Rob Whittaker on Fight Strategy, Training Methods & The UFC
- Dianne McGrath on The Mars One Mission, Space Travel & Living An Interplanetary Life
- Jade Hameister on Reaching The North Pole At 14 & The Polar Hat Trick

- Rusty Young on Living In A Bolivian Prison, Authoring Marching Powder & The Future
- Mike Dowd on The Narcotics Trade, 11 Years In Jail & Police Culture
- Seth Shostak on The SETI Institute, Extraterrestrial Life & The Hunt For ET
- Yasmin Scott on Starting Porn, Premarital Sex & The Porn Effect
- Steve Sammartino on Futurism, The Mobility Age & The World In 300 Years
- Dr James Martin on The Drug Market, The Dark Web & Working With Crime

Important stories include...

- Thomas King on Clean Meats, A Healthier World & The Future Of Food
- Kevin Briggs on Suicide Prevention, Handling Depression & How To Be Happier
- Deanna Blegg on World's Toughest Mudder, International Level Thriathlons & A Healthy HIV Life
- Michael Inglis on How Mindfulness Benefits Athletes, Mind-Body Connection & Winning Over Depression
- Fablice on Escaping Civil War, The Impact Of Education & Child Soldiers
- Tony Doherty on Building Doherty's Gym & The Secret To Success
- Manoj Dias on The Mindfulness Movement, Thought Watching & Making Sense Of Your Feelings

Podcast Host | AdventureFit Radio
March 2016 - April 2019 (3 years 2 months)

AdventureFit Travel
Founder & CEO
December 2013 - May 2019 (5 years 6 months)
Melbourne, Australia

AdventureFit's goal was to improve the world through travel, exercise, mindfulness and conversation. Through the course of its lifetime, it was a shining light in terms of bringing people together from all over the world for life-changing experiences.

Ceased operations as I fell out of love with the process. It was sad.

BRK Roofing Solutions
Director
January 2008 - February 2010 (2 years 2 months)
Rye, Victoria, Australia

Providing metal roofing services for residential designer homes on the Mornington Peninsula and surrounds.

Was too young to be fired up about being a business owner so took off and backpacked for 3 years.

―――――

Education

Padua College Mornington
High School · (1998 - 2003)

Puddle Pod
Productivity Pod, Business Administration and Management, General · (July 2021)